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                                                                    EXHIBIT 99.1

                      (Equipment Finance, Inc. Letterhead)



                                           ______________, 2001


Dear Shareholder:

         We will hold a Special Meeting of Shareholders of Equipment Finance, Inc. at 10:00 a.m. on ,______________ , 2002, at 118 West Airport Road, Lititz,
Pennsylvania

         We ask you to approve the merger of Equipment Finance with and into Sterling EFI Acquisition Corporation, a wholly owned subsidiary of Sterling Financial Corporation. The transaction is described in the enclosed materials we are sending to you and provides for Equipment Finance to become a wholly owned subsidiary of Sterling Financial after the merger. We also enclose our 1999 and 2000 Annual Report to Shareholders for your information.

         It is important that your shares be represented at the Special Meeting whether or not you are personally able to attend and regardless of the number of shares you own. We urge you to sign and date the enclosed proxy and return it in the enclosed envelope as soon as possible. If you do attend the meeting and wish to vote in person, you must give written notice to the Secretary of the corporation so that your proxy will be superseded by any ballot that you submit at the meeting.

         If you have any questions regarding the transaction or otherwise, please contact us.

                                              Sincerely,


                                              George W. Graner
                                              President